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SEC 13010726 ʌISSION

SEC
Mail Processing Section

FEB 28 2013

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8- 18361

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/12___ AND ENDING___12/31/12___
　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMERON, MURPHY & SPANGLER, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 S. Oakland Avenue
　　　　　　　　　　　(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein & Company, LLP
　　　　　　　(Name – if individual, state last, first, middle name)

655 N. Central Ave.	17th Floor	Glendale	CA	91203
(Address)	(City)		(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/9\13

OATH OR AFFIRMATION

I, <u>Lachlan Cameron</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Cameron, Murphy & Spangler, Inc.</u>, as of <u>December 31</u>, 20 <u>12</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
GWEN D. JENKINS
COMM. # 1837899
NOTARY PUBLIC, CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 22, 2013
```

_____
Signature

<u>Vice-President</u>
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMERON, MURPHY & SPANGLER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

TABLE OF CONTENTS

Stein & Company, LLP
Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants
655 N. Central Ave. 17th Floor
Glendale, CA 91203

Member of the California Society of Certified Public Accountants
Phone: (818) 649-8350
Cell: (818) 634-2276

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Cameron, Murphy and Spangler, Inc.
Pasadena, California

We have audited the accompanying balance sheets of Cameron, Murphy and Spangler, Inc. as of December 31, 2012 and the related statements of comprehensive loss, stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cameron, Murphy and Spangler, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Stein & Company LLP

Glendale, California
February 15, 2013

CAMERON, MURPHY AND SPANGLER, INC.
BALANCE SHEET
DECEMBER 31, 2012

ASSETS

Current assets:		
Cash	$ 102,746	
Marketable securities available for sale	937,351	
Employee loans	10,000	
Prepaid expenses and other current assets	9,540	
Total current assets		1,059,637
Non-current assets:		
Net property and equipment	267,190	
Long-term receivable	192,414	
Due from related party	308,490	
Note receivable	59,824	
Total non-current assets		827,918
Total assets		$ 1,887,555

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued expenses		$ 70,333
Loan from officer		271,929
Total current liabilities		342,262
Stockholders' equity		
Common stock, no par value, 200 shares authorized and issued, 100 shares outstanding		50,000
Retained earnings		1,495,293
Total stockholders' equity		1,545,293
Total liabilities and stockholders' equity		$ 1,887,555

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF COMPREHENSIVE LOSS
YEAR ENDED DECEMBER 31, 2012

Revenues:	
Management fees and commission income	$ 1,007,297
Expenses:	
Officer salaries	388,000
Office salaries	107,042
Profit sharing	98,401
Professional dues and associations	80,620
Travel and entertainment	69,887
Employee benefits	65,425
Other operating expenses	61,342
Auto expenses	50,899
Office expenses	39,797
Payroll taxes	33,429
Legal and professional	26,570
Telephone	24,302
Insurance	16,671
Commissions	4,939
Taxes, licenses and regulatory fees	4,649
Depreciation and amortization	2,800
Consulting fees	2,688
Total operating expenses	1,077,461
Loss before other comprehensive income	(70,164)
Other comprehensive income:	
Gain on sale of marketable securities	334
Bond discount amortization	2,556
Interest and dividend income	49,144
Total other comprehensive income	52,034
Net loss	$ (18,130)

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock 200 shares authorized		Treasury Stock		Unrealized Gains (Losses) from Marketable Securities Avaliable for Sale	Retained Earnings	Total Stockholders' Equity
	Outstanding shares	Shares Amount	Shares	Amount			
Balance, January 1, 2012	100	$ 50,000	100	$ (315,000)	$ 43,234	$ 2,151,425	$ 1,929,659
Distributions to stockholders						(406,820)	(406,820)
Net loss for the year ended December 31, 2012					40,584	(18,130)	22,454
Balance, December 31, 2012	100	$ 50,000	100	$ (315,000)	$ 83,818	$ 1,726,475	$ 1,545,293

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flows provided by operating activities:		
Net loss		$ (18,130)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Realized gain on sales of marketable securities	(334)	
Depreciation and amortization	5,356	
Decrease in assets:		
Receivables from brokers and dealers	27,823	
Prepaid expenses and other current assets	(9,540)	
Increase in liabilities:		
Accrued expenses	49,064	
Net cash provided by operating activities		72,369
Cash flows provided by (used for) investing activities:		
Increase in notes from related parties	212,105	
Increase in employee loans	(10,000)	
Proceeds from sales of marketable securities	55,500	
Purchases of marketable securities	(88,898)	
Net cash provided by investing activities		168,707
Cash flows (used for) financing activities -		
Distributions to stockholders		(406,820)
Decrease in cash		(183,874)
Cash-beginning of year		286,620
Cash-end of year		$ 102,746

CAMERON, MURPHY AND SPANGLER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

Cameron, Murphy and Spangler, Inc. (the Company) provides investment advisory services for its clients. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). The Company receives much of its revenues from one of the stockholders (see note 7). All investments are maintained by brokerage companies and the Company does not own any of the funds it invests on behalf of its clients. The Company generally receives revenues in the form of commissions, typically by the brokerage houses. Most of the Company's clients are located in the Southern California area.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

Building, Property and Equipment

Plant, property and equipment are stated at cost. Depreciation is provided by the straight-line method over the useful lives of the related assets, from five to thirty years.

Bond Amortization

The Company amortizes bond premiums and discounts on the straight-line method over the remaining life of the bond, based on the date of purchase.

6

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company's stockholders have elected to be taxed as an S-corporation and therefore the corporation incurs no Federal tax liability. Accordingly, any income or losses are taxed directly to the individual stockholders. The Company incurs a minimum state income tax liability.

Marketable Securities

In accordance with SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities,"* the Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At December 31, 2012, all marketable securities held by the Company have been classified as available-for-sale and, as a result, are stated at fair value, based upon quoted market price as determined in active markets, with unrealized gains and losses included as a component of accumulated other comprehensive income in the accompanying balance sheet. Most of the securities consist of various municipal bonds with varying rates of interest and maturity dates.

Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $ 651,760 which exceeded its requirement by $ 601,760.

A computation of reserve requirements and information relating to possession and control are not applicable to Cameron, Murphy and Spangler, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (II).

2. BUILDING, PROPERTY AND EQUIPMENT

Plant, property and equipment consist of the following:

Property and equipment consist of the following:

Building	$	248,000
Equipment, furniture and fixtures		188,812
Automobiles		154,200
Leasehold improvements		72,553
Land		62,000
		725,565
Less: accumulated depreciation		(458,375)
	$	267,190

3. RELATED PARTY TRANSACTION

The Company has a loan outstanding to a relative of the stockholder. The loan is unsecured with interest at approximately 4% per annum. As the loan is not expected to be repaid within the year, it has been classified as non-current on the accompanying balance sheet. The loan is personally guaranteed by one of the stockholders of the Company.

4. UNSECURED LOAN

The Company has an unsecured loan outstanding for $192,414. Interest accrues at 1.5% below the Bank of England Base Rate (which is lower than 1.5%), therefore no interest has been accrued. As the loan is not expected to be repaid within the year, it has been classified as non-current on the accompanying balance sheet.

5. NOTE RECEIVABLE

The Company has a note receivable from an individual for $59,824 secured by a commercial truck, due in June 2016 with interest payable at 15.71% per annum, payable in monthly installments ranging from $1,100 to $2,400, including interest.

6. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan retirement plan (the Plan) covering substantially all employees who have one year of continuous service. Each year, the Company may elect to make a discretionary match of 20% of each employee's compensation, subject to legal limits. The Company's contributions are vested over a six year period. Employees may typically start receiving benefits at the age of 55. The Company reserves the right to terminate the Plan at any time, at which point all of the contributions made to the Plan would become 100% vested.

Contributions made by the Company for the year ended December 31, 2012 were $98,401.

7. RELATED PARTY TRANSACTION

One of the stockholders pays the Company $50,000 per month for management fees. In return, the Company provides supporting services to manage a portfolio of customer accounts. Total management fees for the year end December 31, 2012 amounted to $600,000.

8. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year ended December 31, 2012 for interest and income taxes amounted to $0 and $4,912, respectively.

CAMERON, MURPHY AND SPANGLER, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2012

CREDITS
Stockholders' equity   1,545,293

DEBITS
Non allowable assets:

Non-current assets $ 827,918

Haircuts on securities   65,615

                                TOTAL DEBITS   893,533

                                NET CAPITAL $ 651,760

6-2/3% of aggregate indebtedness in the
amount of $22,817 or $50,000, whichever
is greater $ 50,000

                        EXCESS NET CAPITAL $ 601,760

AGGREGATE INDEBTEDNESS
Total liabilities   342,262

    TOTAL AGGREGATE INDEBTEDNESS $ 342,262

Ratio of Aggregate Indebtedness to Net Capital   0.53:1.0

CAMERON, MURPHY AND SPANGLER, INC.
RECONCILATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2012

Net capital per FOCUS report, part II	$	852,394
Audit adjustments		(200,634)
Net Capital	$	651,760

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10) (left)   **SIPC-7** (33-REV 7/10) (right)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
018361   FINRA   DEC
CAMERON MURPHY & SPANGLER INC      19*19
170 S OAKLAND AVE
PASADENA CA 91101-2561
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3078

B. Less payment made with SIPC-6 filed (exclude interest) (874)
7/24/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2254 —

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2254 —

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2254 —

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cameron Murphy + Spangler, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

V.P.
(Title)

Dated the 22 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: ____ Postmarked ____ Received ____ Reviewed
Calculations ____ Documentation ____ Forward Copy ____
Exceptions:
Disposition of exceptions:

12
1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1231 207 —

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.   0

        Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    _____

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)   _____

    Total deductions   0

2d. SIPC Net Operating Revenues $ 1231 207 —

2e. General Assessment @ .0025 $ 30 78 —

(to page 1, line 2.A.)

Stein & Company, LLP
Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants   *Member of the California Society of Certified Public Accountants*
655 N. Central Ave. 17th Floor   Phone: (818) 649-8350
Glendale, CA 91203   Cell: (818) 634-2276

Board of Directors
Cameron, Murphy & Spangler, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cameron, Murphy & Spangler, Inc. for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Cameron, Murphy & Spangler, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because Cameron, Murphy & Spangler, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons
2.   Recordation of differences required by rule 17a-13
3.   Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties or anyone else not familiar with the adequacy of such procedures herein.

Stein & Company LLP

Glendale, California
February 15, 2013

Stein & Company, LLP
Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants
655 N. Central Ave. 17th Floor
Glendale, CA 91203

Member of the California Society of Certified Public Accountants
Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
Cameron, Murphy & Spangler, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Cameron, Murphy & Spangler, Inc. for the year ended December 31, 2012. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period from January 01, 2012 to December 31, 2012, with the amounts reported in the general assessment reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Verified the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules; working papers and supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion of the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that would cause us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Cameron, Murphy & Spangler, Inc. taken as a whole.

Stein & Company, LLP

Glendale, California
February 15, 2013